Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)
Earnings:
Income before income taxes	$1,802,612	$1,662,714	$1,587,683	$1,452,986	$1,324,246
Fixed charges	236,996	249,513	265,108	250,056	240,329
Less: Capitalized interest	(963)	(1,041)	(1,303)	(1,245)	(1,059)

Adjusted earnings	$2,038,645	$1,911,186	$1,851,488	$1,701,797	$1,563,516

Fixed charges:
Gross interest expense	$146,777	$163,544	$180,085	$170,481	$164,712
Amortization of debt expense	6,230	6,856	8,239	8,066	8,962
Interest portion of rent expense	83,989	79,113	76,784	71,509	66,655

Fixed charges	$236,996	$249,513	$265,108	$250,056	$240,329

Ratio of earnings to fixed charges	8.6	7.7	7.0	6.8	6.5